File 2/21/02

02017011

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FEB 22 2002

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the Date of February 21, 2002

HANSON PLC
(Translation of registrant's name into English)

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

1 Grosvenor Place, London SW1X 7JH England
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

This Special Report is incorporated by reference in Registration Statement No 33-42872 on Form F-4; Registration Statement Nos 33-33129 and 33-78800 on Form F-3; and Registration Statement Nos 33-15028, 33-33143, 33-46808 through 33-46810 and 33-69698 on Form S-8, in each case filed by the registrant under the Securities Act of 1933.

February 21, 2002

Hanson PLC Preliminary Results 2001

- **Good progress on 2001 strategic objectives**
- **Continuing trading turnover up 27.3% to £4,115.2 million (£3,233.8m)**
- **Continuing trading profit (pre-goodwill/exceptionals) up 14.9% to £522.6 million (£454.8m)**
- **Pre-tax profit (pre-exceptionals) up 10.2% to £351.0 million (£318.6m)**
- **EPS (pre-goodwill/exceptionals) up 12.5% to 41.4p (36.8p)**
- **Net post-tax exceptional credit £33.7 million (£18.1m)**
- **Operating cash flow up 23.2% to £625.5 million (£507.6m)**
- **Net debt reduced by 21.4% to £1,429.7 million (£1,819.2m), with gearing at 52.5% (75.2%)**
- **Dividend up 2.2% to 14.0p (13.7p)**
- **Cautious outlook for 2002, particularly in North America**

Andrew Dougal, Chief executive, said: "Although trading conditions in 2001 were challenging, the group was able to deliver another record year, with benefits from tighter focus on cost and margin control as well as from acquisitions."

Christopher Collins, Chairman, added: "In the current economic climate, it is particularly difficult to predict the outlook so early in the year. We will continue to adopt a cautious approach, maintaining our 'back to basics' disciplines."

Inquiries: Justin Read
Hanson PLC
Tel: +44 (0) 20 7245 1245

A meeting will be held for the financial community in London at 9.00am (GMT) today. A teleconference facility will be available to listen-in to this meeting. The dial-in number is +44 (0) 20 8515 2310. Please call in 5-10 minutes before the start of the meeting to register your call. The chairperson of the call will be Andrew Dougal. A webcast of the meeting will also be available on Hanson's website (www.hansonplc.com) from 2:30pm (GMT) today.

Notes:

1. Hanson is the world's largest producer of aggregates and the UK's largest producer of building materials. Its other principal businesses are bricks and concrete products and its operations are in the UK, continental Europe, North America, Asia Pacific and Australia.
2. Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hansonplc.com).
3. High-resolution images are also available to download from www.newscast.co.uk.

Financial Highlights

Profit before tax and exceptional items for the12 months to December 31, 2001 was £351.0 million (£318.6m) on turnover totaling £4,179.4 million (£3,417.0m). Including exceptional items, the profit after tax was £278.8 million (£236.4m). Basic earnings per share were 37.9p (33.4p). Before goodwill amortisation of £59.7 million (£42.7m) and exceptional items of £33.7 million (£18.1m), earnings per share were 41.4p (36.8p).

This good performance principally reflects a £67.8 million increase in continuing trading profit pre-goodwill/exceptionals (up 14.9% to £522.6 million), offset by higher goodwill and higher net interest payable (£14.6 million higher at £106.5 million). Hanson Building Materials America ('HBMA') performed particularly well, helped by a mild fourth quarter, with trading profit pre-goodwill/exceptionals up 19.6% to £345.4 million. In addition, Property and Other Income increased to £20.6 million (£9.1m).

Cash flow from operating activities was £625.5 million, an increase of £117.9 million, and free cash flow increased by £87.5 million to £445.2 million. Net debt at December 31, 2001 was £1,429.7 million (£1,819.2m). Gearing at December 31, 2001 was 52.5%, down from 75.2% at the beginning of the year.

Dividend

Subject to shareholder approval, a final dividend of 9.55p (9.35p) for the year to December 31, 2001 will be paid on May 17, 2002 to shareholders on the register on April 19, 2002. Hanson ordinary shares will trade ex-dividend from April 17, 2002. Together with the interim dividend paid in September 2001, this will result in a total dividend of 14.0p (13.7p).

Outlook

In the current economic climate, it is particularly difficult to predict the outlook so early in the year. Hanson will continue to adopt a cautious approach, maintaining its 'back to basics' disciplines and focus on cost control. With its strengthened balance sheet, Hanson has the capacity to resume its value-adding bolt-on acquisition programme.

Attachments: **Operations Report**
Operating Statistics
Financial Results

OPERATIONS REPORT

Hanson Building Materials America ('HBMA')
Continuing trading turnover £1994.7 million (£1,536.4m)
Continuing trading profit pre-goodwill/exceptionals £345.4 million (£288.9m)
Continuing trading profit pre-exceptionals £315.4 million (£266.7m)

Aggregates selling price increases of 2.7% overall were achieved in 2001, which combined with cost savings in heritage operations, has resulted in a HBMA heritage margin percentage improvement of 0.6%.

Total aggregates volume increased by 14.3% to 151.2 million tons, and heritage aggregates volumes increased by 0.8%. The principal areas of strong demand occurred in Texas and the north eastern states of New York and Pennsylvania. Weaker markets were experienced in California, South Carolina and Georgia. Demand levels in the newly acquired Davon and Sandusky operations in Ohio were in line with expectations.

HBMA's major ready-mixed concrete operations are located in Texas, San Diego and New York State. Demand patterns in these markets were mixed. In Texas demand remained relatively high for the whole year, boosted by the favorable weather pattern in the last quarter of the year. In San Diego and New York some market softening was experienced in the second half and this in turn has started to affect pricing patterns for new work. The strength of demand in Texas however outweighed other factors overall. Including acquisition effects, total ready-mixed concrete volumes increased by 41.4% in the year and selling prices were up by 6.0%.

Approximately two thirds of HBMA's cement shipments are made in northern California and the remainder are made in Texas through the North Texas Cement Company joint venture. Demand in northern California softened in 2001 and as a consequence cement volume has declined by 2.9% in this market. Costs were adversely affected by the power crisis, although the utilities markets are relatively stable at present. In Texas, the demand pattern has been good as construction activity has remained strong. Cement imports have contributed to downward pressure on pricing in both of these markets. As a result of these differing patterns, heritage cement volumes have risen by 0.4% and prices have fallen by 1.6%.

Profitability in pipe and products has improved again. Further gains in heritage operations have combined with a contribution of $8.2 million from acquisitions to yield record trading profit before goodwill of $149.0 million in this division. Overall demand levels have been in line with expectations, with regional strength in Texas, particularly for pressure pipe, and Ontario offsetting some weakness in Florida and Minnesota. Pipe and products continues to be HBMA's leading divisional performer in terms of trading profit and operating margin. Order backlogs remain strong moving into 2002.

Brick volumes declined by 3.9% in 2001 due principally to reductions in residential demand in North Carolina. Bricks' other major markets are Texas and Ontario and both of these held up well, in particular Ontario, where demand outstripped supply for most of 2001. Despite the fall in demand, brick prices increased by 4.0% and this helped to maintain operating margins at comparable levels. The reorganisation of these operations is now well underway and benefits will accrue during the course of 2002 and 2003.

Although current order books are good, the HBMA outlook for 2002 is uncertain and is likely to remain so until the main trading season commences. However, good progress on the 'back to basics' initiative has resulted in heritage margin enhancement in 2001 and will help offset downward pressure on margins in potentially declining markets in the coming year. In addition, HBMA has also formulated further cost rationalisation and contingency plans for different volume scenarios in 2002. Some of these plans have already been implemented in those areas where HBMA is currently seeing indicators of a softening in demand. Further measures will be taken as demand patterns unfold.

Hanson Building Materials Europe ('HBME')
Continuing trading turnover £1,460.3 million (£1,213.3m)
Continuing trading profit pre-goodwill/exceptionals £141.5 million (£127.2m)
Trading profit pre-exceptionals £133.0 million (£121.6m)

Note: HBME was formed in January 2002 when Hanson Quarry Products Europe ('HQPE') and Hanson Bricks Europe ('HBE') were combined into a single division. Within the 2001 numbers above, HQPE's turnover was £1,233.5 million, trading profit pre-goodwill/exceptionals was £112.9 million and trading profit pre-exceptionals was £105.2 million. The balance was HBE.

HBME increased earnings before goodwill by 11.2% to £141.5 million, and heritage earnings rose 4.5% to £132.9 million. At the heart of the improvement was a 16.5% increase in the heritage UK aggregates business. This, together with excellent results from Spain and cost improvements in Israel, offset declines in Germany, concrete products and bricks.

The UK accounted for 90% of the profit of HBME in 2001. Earnings in the UK aggregates business increased by 22.9% to £82.0 million, and by 16.5% to £77.9 million excluding acquisition earnings. Heritage margins improved by 0.9%. This was a strong result, with improved volumes and price increases more than offsetting additional costs. Excluding acquisitions, aggregates volumes increased by 5.9%, asphalt by 1.8% and ready-mixed concrete by 4.4%. Price increases ahead of inflation were achieved for all product groups. Year on year, average selling prices for aggregates increased by 5.5%, asphalt by 7.2% and ready-mixed concrete by 5.8%.

Marine earnings improved by 10.1% to £14.2 million, part of which was due to the inclusion of a full year of the United Marine Holdings joint-venture with Tarmac, acquired with Pioneer. The marine operations benefited from increased volume in the UK, offset by lower volumes to continental Europe. Selling price increases averaged 10.0%.

2001 was a very difficult year for the concrete products division, with earnings falling from £7.0 million in 2000 to £3.1 million. Demand for concrete pipes fell approximately 12% compared to 2000 and block volumes were also down 3%.

UK brick volumes increased by 1.0% in 2001. This was based primarily on increased demand in the last quarter and buoyant demand throughout the year for London brand products in the repair, maintenance and improvement sector. Sales of these products increased by 2.0%, although this was partially offset by a decline in sales of other products to a slow housebuilding market. Price increases of 4.2% were achieved overall, principally based on London bricks. Total revenue increased by 5.9%. However, production yield problems and a £1.1 million increase in energy costs, mainly in the first half, meant that trading profit pre-goodwill declined to £27.4 million (£29.3m).

Earnings in the continental European aggregates, asphalt and ready-mixed concrete operations were £13.6 million compared to £8.2 million in 2000. Excluding acquisition earnings, this increase was a 32.9% improvement to £10.9 million, driven principally by continued growth in Spain and a significant improvement in Israel.

The priorities for HBME in 2002 will be to build on the progress made last year by improving margins and reducing costs. The outlook for UK demand for aggregates, asphalt and ready-mixed concrete is expected to be stable, underpinned by the Government's £180 billion, 10-year transport infrastructure programme. The aggregates levy, which comes into force in the UK on April 1, 2002, may affect demand in some areas for secondary materials, but is not expected to have a significant impact on demand overall. Significant increases in demand seem unlikely for UK concrete pipes and blocks. Trading conditions in the bricks division are unlikely to improve significantly in 2002, although in the UK recovery from the historically low level of demand reached in 2001 should continue. In continental Europe, strong demand is again anticipated in Spain and HBME will continue its selective expansion of its aggregates operations there. General levels of construction activity in Germany and Israel look set to remain relatively low.

Hanson Australia

Continuing trading turnover £379.7 million (£286.3m)
Continuing trading profit pre-goodwill/exceptionals £14.5 million (£23.6m)
Continuing trading profit pre-exceptionals £4.6 million (£16.5m)

Construction activity was expected to decline following the Sydney Olympics and the introduction of GST (goods and services tax), but the downturn proved sharper than forecast and made 2001 a tough year for Hanson Australia.

After a poor first quarter, volumes recovered and the last eight months of 2001 were above the corresponding period in 2000. However, selling prices and margins have not yet improved, particularly in ready-mixed concrete.

Overall performance was also hit by a pre-acquisition legal provision of £3.5 million and approximately £5.0 million of costs incurred in implementing new end to end systems. The introduction of these systems, which supports the business from initial sales enquiry and ordering through to invoicing and payment, was completed during the last quarter of 2001 and has delivered a good platform from which to improve customer service and build for the future.

After a challenging year, Hanson Australia's major markets are showing some signs of improvement. Volumes in 2002 are likely to improve slightly. Close attention to selling price management and cost control will be applied to help rebuild margins.

Hanson Pacific

Continuing trading turnover £280.5 million (£197.8m)
Continuing trading profit pre-goodwill/exceptionals £21.2 million (£15.1m)
Continuing trading profit pre-exceptionals £9.9 million (£7.7m)

Demand in Hanson Pacific's three major markets was generally below the prior year for 2001. In Hong Kong, ready-mixed concrete volumes declined sharply in the second half but earnings remained strong, in part due to cost savings. In Malaysia, the new management teams for aggregates and ready-mixed concrete produced improved earnings. In Singapore, asphalt results were strong but ready-mixed concrete remained difficult.

Price pressure in Hong Kong is anticipated for 2002 although volume is expected to improve towards the end of the year. In Singapore, which is currently experiencing negative economic growth, rationalisation is ongoing, while further operational improvements are targeted for Malaysia and the rest of the region. The priority for 2002 is to improve the returns from existing assets.

OPERATING STATISTICS

	12 months to Dec 31 % change (2001 vs. 2000)	12 months to Dec 31 % change (2001 vs. 2000) (heritage)
Hanson Building Materials America		
Aggregates volumes	+14.3%	+0.8%
Aggregates prices	+0.4%	+2.7%
Ready-mix volumes	+41.4%	+5.6%
Ready-mix prices	+1.5%	+6.0%
Hot-mix asphalt volumes	-13.0%	-18.5%
Hot-mix asphalt prices	+3.5%	+3.5%
Cement volumes	+14.7%	+0.4%
Cement prices	-4.6%	-1.6%
Concrete products volumes	+11.9%	n/c
Concrete products prices	+7.1%	+5.9%
Brick despatches	-3.9%	
Brick prices	+4.0%	
Hanson Building Materials Europe		
Aggregates volumes*	+13.8%	+5.9%
Aggregates prices*	+5.5%	n/a
Asphalt volumes	+4.9%	+1.8%
Asphalt prices	+7.2%	n/a
Premix concrete volumes	+20.8%	+4.4%
Premix concrete prices	+5.8%	n/a
UK brick despatches	+1.0%	
UK brick prices	+4.2%	
Continental Europe brick despatches	-9.8%	
Continental Europe brick prices	+2.7%	
Continental Europe block despatches	-13.9%	
Continental Europe block prices	+7.0%	

*UK only, excluding marine

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the Year ended December 31, 2001

	2001 Before exceptional items £m	2001 Exceptional items £m	2001 Total £m	2000 Before exceptional items Restated £m	2000 Exceptional items Restated £m	2000 Total Restated £m
Turnover						
Turnover – group and share of joint-ventures' and associates' turnover	4,179.4	-	4,179.4	3,417.0	-	3,417.0
Less share of joint-ventures' turnover	(271.8)	-	(271.8)	(173.8)	-	(173.8)
Less share of associates' turnover	(83.9)	-	(83.9)	(107.1)	-	(107.1)
	3,823.7	-	3,823.7	3,136.1	-	3,136.1
Continuing operations	3,736.4	-	3,736.4	2,952.9	-	2,952.9
Acquisitions	23.1	-	23.1	-	-	-
Discontinued	64.2	-	64.2	183.2	-	183.2
Group turnover	3,823.7	-	3,823.7	3,136.1	-	3,136.1
Costs and overheads less other income	(3,401.0)	(191.3)	(3,592.3)	(2,752.7)	(22.7)	(2,775.4)
Group operating profit	422.7	(191.3)	231.4	383.4	(22.7)	360.7
Share of operating profit of joint-ventures	27.7	-	27.7	20.4	-	20.4
Share of operating profit of associates	13.1	-	13.1	13.5	-	13.5
Operating profit including joint-ventures and associates	463.5	(191.3)	272.2	417.3	(22.7)	394.6
Continuing operations	465.6	(191.3)	274.3	403.5	(22.7)	380.8
Acquisitions	0.4	-	0.4	-	-	-
	466.0	(191.3)	274.7	403.5	(22.7)	380.8
Discontinued operations	(2.5)	-	(2.5)	13.8	-	13.8
Operating profit including joint-ventures and associates	463.5	(191.3)	272.2	417.3	(22.7)	394.6
Non operating exceptional items						
Discontinued operations						
Profit on disposal and termination of operations	-	116.2	116.2	-	6.9	6.9
(Loss)/profit on disposal of fixed assets	-	(0.5)	(0.5)	-	4.4	4.4
	-	115.7	115.7	-	11.3	11.3
Net interest payable and similar charges						
Net interest payable	(106.5)	-	(106.5)	(91.9)	-	(91.9)
Unwinding of discount (net)	(6.0)	-	(6.0)	(6.8)	-	(6.8)
	(112.5)	-	(112.5)	(98.7)	-	(98.7)
Profit/(loss) on ordinary activities before taxation	351.0	(75.6)	275.4	318.6	(11.4)	307.2
Taxation						
Charge for year	(105.9)	9.3	(96.6)	(100.3)	11.9	(88.4)
Release relating to prior year	-	100.0	100.0	-	-	-
Receipt from demerged undertakings for group relief	-	-	-	-	17.6	17.6
	(105.9)	109.3	3.4	(100.3)	29.5	(70.8)
Profit on ordinary activities after taxation	245.1	33.7	278.8	218.3	18.1	236.4
Dividends						
– paid – 4.45p (4.35p)	(32.6)	-	(32.6)	(31.7)	-	(31.7)
– proposed – 9.55p (9.35p)	(70.3)	-	(70.3)	(68.7)	-	(68.7)
Transfer to reserves	142.2	33.7	175.9	117.9	18.1	136.0
Earnings per ordinary share						
– basic	33.3p	4.6p	37.9p	30.8p	2.6p	33.4p
– before goodwill amortisation	41.4p	4.6p	46.0p	36.8p	2.6p	39.4p
– diluted	33.2p	4.6p	37.8p	30.7p	2.6p	33.3p
– before goodwill amortisation	41.3p	4.6p	45.9p	36.7p	2.6p	39.3p

The average exchange rates used for the consolidated profit and loss account were December 2001 $1.4403 to the £; and December 2000 $1.5166 to the £.

Certain comparative figures have been restated for the adoption of FRS19 (see note 1).

SEGMENTAL ANALYSIS
for the year ended December 31, 2001

Operating profit, turnover and capital employed including joint-ventures and associates before operating exceptional items	2001 Profit £m	2001 Turnover £m	2001 Capital employed £m	2000 Profit Restated £m	2000 Turnover £m	2000 Capital employed Restated £m
Hanson Building Materials America	315.4	1,994.7	2,435.1	266.7	1,536.4	2,322.5
Hanson Building Materials Europe	133.0	1,460.3	1,312.4	121.6	1,213.3	1,414.8
Hanson Australia	4.6	379.7	538.2	16.5	286.3	583.7
Hanson Pacific	9.9	280.5	334.1	7.7	197.8	386.0
Trading operations	462.9	4,115.2	4,619.8	412.5	3,233.8	4,707.0
Property and other income	20.6	-	-	9.1	-	-
Central expenses	(17.5)	-	-	(18.1)	-	-
Discontinued	(2.5)	64.2	-	13.8	183.2	99.6
	463.5	4,179.4	4,619.8	417.3	3,417.0	4,806.6
Operating exceptional items:						
- Goodwill impaired previously written off to reserves	(88.8)	-	-	-	-	-
- Other exceptional items	(102.5)	-	-	(22.7)	-	-
	272.2	4,179.4	4,619.8	394.6	3,417.0	4,806.6
By geographical location						
North America	315.0	1,994.7	2,435.1	272.0	1,536.4	2,322.5
Europe	136.5	1,460.3	1,312.4	107.3	1,213.3	1,414.8
Australia	4.6	379.7	538.2	16.5	286.3	583.7
Asia	9.9	280.5	334.1	7.7	197.8	386.0
Discontinued	(2.5)	64.2	-	13.8	183.2	99.6
	463.5	4,179.4	4,619.8	417.3	3,417.0	4,806.6
Operating exceptional items:						
- Goodwill impaired previously written off to reserves	(88.8)	-	-	-	-	-
- Other exceptional items	(102.5)	-	-	(22.7)	-	-
	272.2	4,179.4	4,619.8	394.6	3,417.0	4,806.6

Trading profit before goodwill amortisation and exceptional items	2001 Gross £m	2001 Goodwill £m	2001 Net £m	2000 Gross Restated £m	2000 Goodwill Restated £m	2000 Net Restated £m
Hanson Building Materials America	345.4	30.0	315.4	288.9	22.2	266.7
Hanson Building Materials Europe	141.5	8.5	133.0	127.2	5.6	121.6
Hanson Australia	14.5	9.9	4.6	23.6	7.1	16.5
Hanson Pacific	21.2	11.3	9.9	15.1	7.4	7.7
Trading profit	522.6	59.7	462.9	454.8	42.3	412.5

Group turnover before joint-ventures and associates	2001 Gross turnover £m	2001 Joint-ventures and associates £m	2001 Group turnover £m	2000 Gross turnover £m	2000 Joint-ventures and associates £m	2000 Group turnover £m
Hanson Building Materials America	1,994.7	77.0	1,917.7	1,536.4	60.5	1,475.9
Hanson Building Materials Europe	1,460.3	105.9	1,354.4	1,213.3	80.5	1,132.8
Hanson Australia	379.7	130.3	249.4	286.3	100.5	185.8
Hanson Pacific	280.5	42.5	238.0	197.8	39.4	158.4
Discontinued	64.2	-	64.2	183.2	-	183.2
	4,179.4	355.7	3,823.7	3,417.0	280.9	3,136.1

The analysis of turnover shows the geographical segments from which products are supplied. This also represents the analysis of turnover by geographical destination.

Certain comparative figures have been restated for the adoption of FRS19 (see note 1).

SEGMENTAL ANALYSIS
for the year ended December 31, 2001
CONTINUED

	2001		2000	
Analysis of group's share of joint-ventures and geographical location	**Profit £m**	**Turnover £m**	**Profit £m**	**Turnover £m**
Hanson Building Materials America	**10.1**	**75.1**	9.3	23.9
Hanson Building Materials Europe	**5.5**	**26.6**	4.6	14.6
Hanson Australia	**12.7**	**130.3**	8.1	100.5
Hanson Pacific	**(0.6)**	**39.8**	(1.6)	34.8
	27.7	**271.8**	20.4	173.8

	2001		2000	
Analysis of group's share of associates and geographical location	**Profit £m**	**Turnover £m**	**Profit £m**	**Turnover £m**
Hanson Building Materials America	**0.9**	**1.9**	3.8	36.6
Hanson Building Materials Europe	**12.5**	**79.3**	10.0	65.9
Hanson Pacific	**(0.3)**	**2.7**	(0.3)	4.6
	13.1	**83.9**	13.5	107.1

CONSOLIDATED BALANCE SHEET
at December 31, 2001

	2001 £m	2000 Restated £m
Fixed assets		
Intangible	1,102.1	1,110.1
Tangible	2,863.4	3,069.6
Investment in joint-ventures:		
Share of gross assets	307.9	285.2
Share of gross liabilities	(100.3)	(117.8)
	207.6	167.4
Loans to joint-ventures and other investments	15.2	58.8
Investment in associates	45.7	80.9
	4,234.0	4,486.8
Current assets		
Stocks	379.3	365.9
Debtors	981.9	952.2
Investments	373.6	411.9
Cash at bank	778.4	917.2
	2,513.2	2,647.2
Prepayments and accrued income		
Amounts due from insurers for Koppers liabilities (see below)	205.8	166.9
	2,719.0	2,814.1
Creditors - due within one year		
Debenture loans	581.2	950.4
Bank loans and overdrafts	401.2	563.8
Trade creditors	329.5	360.1
Other creditors	382.5	442.1
Dividends	70.3	68.7
	1,764.7	2,385.1
Net current assets	954.3	429.0
Total assets less current liabilities	5,188.3	4,915.8
Creditors - due after one year		
Debenture and other loans	1,569.2	1,583.5
Bank loans	30.1	50.6
	1,599.3	1,634.1
Provisions for liabilities and charges		
Koppers liabilities transferred to insurers (see above)	205.8	166.9
Provisions for other liabilities	662.4	694.2
	868.2	861.1
Capital and reserves		
Called up share capital	1,471.8	1,470.3
Share premium account	1,492.6	1,492.2
Other reserves	216.3	216.3
Profit and loss account	(459.9)	(758.2)
Equity shareholders' funds	2,720.8	2,420.6
	5,188.3	4,915.8

The exchange rates used for the consolidated balance sheet were December 31, 2001, $1.4484 to the £ and December 31, 2000, $1.4938 to the £.

Certain comparative figures have been restated for the adoption of FRS19 (see note 1).

CONSOLIDATED CASH FLOW STATEMENT
for the year ended December 31, 2001

	2001 £m	2000 £m
Net cash inflow from operating activities	625.5	507.6
Dividends received from associates	7.6	14.6
Dividends received from joint-ventures	19.5	10.0
Returns on investments and servicing of finance		
Interest received	67.1	67.7
Interest paid	(173.8)	(156.5)
Interest element of finance lease rental payments	(0.6)	(0.8)
Net cash (outflow) from returns on investment and servicing of finance	(107.3)	(89.6)
Taxation	(73.0)	(60.3)
Capital expenditure and financial investments		
Purchase of tangible fixed assets	(161.4)	(176.0)
Purchase and acquisition of fixed asset investments	(18.4)	(2.8)
Sale of tangible fixed assets	49.2	18.4
Sale of fixed asset investments	-	23.4
Net cash (outflow) from capital expenditure and financial investments	(130.6)	(137.0)
Acquisitions and disposals		
Cash in acquired and disposed subsidiary undertakings	7.1	20.6
Demerger costs	(3.1)	(0.2)
Acquisition of subsidiary undertakings	(57.8)	(1,420.8)
Disposal of subsidiary undertakings	224.0	30.2
Net cash inflow/(outflow) from acquisitions and disposals	170.2	(1,370.2)
Dividends paid	(101.3)	(91.7)
Management of liquid resources		
Decrease in current asset investments	51.5	71.8
Cash withdrawn from deposits	163.1	562.8
	214.6	634.6
Net cash inflow/(outflow) before financing	625.2	(582.0)
Financing		
Issue of ordinary share capital	1.9	1.7
(Repayments of)/proceeds from short term loans	(179.7)	440.1
Proceeds of debenture loans	1.3	506.6
Repayment of bank loans	(3.6)	-
Repayments of debenture loans	(57.1)	(175.9)
Capital element of finance lease rental payments	(5.7)	(6.6)
Net cash (outflow)/inflow from financing	(242.9)	765.9
Net cash inflow for the year after financing	382.3	183.9

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2001 Total £m	2000 Total £m
Group operating profit	231.4	360.7
Amortisation of goodwill	59.7	42.7
Impairments	163.4	-
Depreciation	187.8	169.9
Depletion	41.1	38.5
Movement in provisions	(36.6)	(39.5)
Acquisition creditors	-	(36.5)
(Profit)/loss on sales of tangible fixed assets	(11.2)	1.0
Decrease/(increase) in stocks	1.5	(28.3)
(Increase)/decrease in debtors	(2.0)	12.5
(Decrease)/increase in creditors	(9.6)	(13.4)
Net cash inflow from operating activities	625.5	507.6

Certain comparative figures have been restated for the adoption of FRS19 (see note 1).

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the year ended December 31, 2001

	2001 £m	2000 Restated £m
Profit on ordinary activities for the financial year excluding share of profits of joint-ventures and associates	**251.0**	235.9
Share of joint- ventures' profits for the year	**18.3**	4.5
Share of associates' profits/(losses) for the year	**9.5**	(4.0)
Profit for the financial year attributable to members of the parent company	**278.8**	236.4
Currency translation differences on foreign net equity	**8.3**	30.5
Total recognised gains and losses in the period	**287.1**	266.9
Prior year adjustment (FRS19) (note 1)	**3.3**	-
Total gains and losses recognised since the last annual report	**290.4**	266.9

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
for the year ended December 31, 2001

	2001 £m	2000 Restated £m
Opening shareholders' funds (see note below)	**2,420.6**	1,868.5
Profit on ordinary activities after taxation	**278.8**	236.4
Dividends		
– Paid	**(32.6)**	(31.7)
– Proposed	**(70.3)**	(68.7)
	2,596.5	2,004.5
Issue of ordinary share capital	**1.9**	382.8
Goodwill on disposals previously written off to reserves	**25.3**	2.8
Goodwill impaired previously written off to reserves	**88.8**	-
Currency translation differences on foreign net equity	**8.3**	30.5
Closing shareholders' funds	**2,720.8**	2,420.6

The opening shareholders funds at January 1, 2001 as previously reported amounted to £2,417.3m before the prior year FRS19 adjustment of £3.3m (see note 1).

RECONCILIATION OF NET CASHFLOW MOVEMENT TO MOVEMENT IN NET (DEBT)
for the year ended December 31, 2001

	2001 £m	2000 £m
Net cash inflow after financing	**382.3**	183.9
Decrease/(increase) in long term debt	**59.4**	(330.7)
Cash withdrawn from deposits	**(163.1)**	(562.8)
(Decrease) in liquid resources	**(51.5)**	(71.8)
Decrease/(increase) in short term loans	**179.7**	(440.1)
Capital element of finance leases	**5.7**	6.6
Change in net debt resulting from cashflows	**412.5**	(1,214.9)
Loans and finance leases acquired with subsidiaries	**-**	(237.0)
Loans and finance leases relating to disposals	**-**	0.5
Deposits and liquid resources of businesses acquired	**-**	31.3
Other financing movements	**(6.8)**	(0.4)
Exchange movement	**(16.2)**	(127.0)
Movement in net debt in the year	**389.5**	(1,547.5)
Opening net (debt)	**(1,819.2)**	(271.7)
Closing net (debt)	**(1,429.7)**	(1,819.2)

Liquid resources continued to constitute term deposits of no more than one year to maturity and current asset investments traded on an active market.

Certain comparative figures have been restated for the adoption of FRS19 (see note 1).

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended December 31, 2001

	Unaudited 6 months ended December 2001 £m	6 months ended December 2000 Restated £m	12 months ended December 2001 £m	12 months ended December 2000 Restated £m
Turnover				
Hanson Building Materials America	**1,052.9**	917.1	**1,994.7**	1,536.4
Hanson Building Materials Europe	**739.1**	678.5	**1,460.3**	1,213.3
Hanson Australia	**199.5**	208.4	**379.7**	286.3
Hanson Pacific	**136.5**	144.6	**280.5**	197.8
Trading operations	**2,128.0**	1,948.6	**4,115.2**	3,233.8
Discontinued	**9.6**	87.5	**64.2**	183.2
	2,137.6	2,036.1	**4,179.4**	3,417.0
Profit				
Hanson Building Materials America	**193.4**	171.9	**315.4**	266.7
Hanson Building Materials Europe	**72.7**	66.1	**133.0**	121.6
Hanson Australia	**2.8**	12.9	**4.6**	16.5
Hanson Pacific	**2.3**	6.5	**9.9**	7.7
Trading operations	**271.2**	257.4	**462.9**	412.5
Discontinued	**(2.5)**	5.9	**(2.5)**	13.8
Property and other income	**14.1**	7.5	**20.6**	9.1
Central expenses	**(9.4)**	(9.8)	**(17.5)**	(18.1)
	273.4	261.0	**463.5**	417.3
Exceptional items	**(182.0)**	(5.8)	**(75.6)**	(11.4)
Interest	**(48.1)**	(70.2)	**(106.5)**	(91.9)
Unwinding of discount on provisions	**(3.5)**	(4.1)	**(6.0)**	(6.8)
Profit on ordinary activities	**39.8**	180.9	**275.4**	307.2
Taxation	**32.4**	(63.3)	**3.4**	(70.8)
Profit after taxation	**72.2**	117.6	**278.8**	236.4
Earnings per ordinary share – basic	**9.8p**	15.9p	**37.9p**	33.4p

Profits in respect of joint-ventures and associates for Hanson Building Materials Europe, Hanson Building Materials America, Hanson Australia and Hanson Pacific have been included in the trading profits for these divisions. The total amounts of joint-ventures and associates profits are 2001 - £40.8m, 2000 - £33.9m.

Note 1 – Implementation of FRS19

The adoption of Financial Reporting Standard 19, "Deferred Tax" has required changes in the method of accounting for deferred tax. The new standard requires deferred tax to be provided on all timing differences, except those which it specifically exempts, including in certain circumstances: revalued assets, gains to which rollover relief is to be applied and the remittance of retained earnings of overseas subsidiaries.

As a result of these changes in accounting policy the comparatives have been restated as follows:-

a) Consolidated balance sheet	Deferred and other tax £m	Goodwill £m	Shareholders funds £m
2000 as previously reported	162.8	(1,119.8)	2,417.3
Adoption of FRS19 at January 1, 2000	(21.5)	-	21.5
Goodwill on acquisitions	(10.1)	10.1	-
During 2000 (see note 1(b))	18.6	(0.4)	(18.2)
Adoption of FRS19 at December 31, 2000	(13.0)	9.7	3.3
2000 restated	**149.8**	**(1,110.1)**	**2,420.6**

The principal changes arise from the recognition of deferred tax balances which under SSAP 15 were not required to be provided for, since the liability was not expected to crystallise in the foreseeable future, or where it was not considered prudent to recognise a deferred tax asset.

b) Consolidated profit and loss account	Goodwill amortisation £m	Tax charge for year before exceptional items £m	Exceptional tax credit £m	Profit on ordinary activities after taxation £m	EPS basic after exceptional items pence/share
Year to December 31, 2000 reported	(43.1)	(90.5)	38.3	254.6	35.9p
Adoption of FRS19	0.4	(9.8)	(8.8)	(18.2)	-
2000 restated	**(42.7)**	**(100.3)**	**29.5**	**236.4**	**33.4p**

Note 2 – Factors affecting tax charge for the period

	2001		2000	
	Before exceptional items	Total	Before exceptional items	Total
Profit on ordinary activities before tax	£351.0m	£275.4m	£318.6m	£307.2m
	%	%	%	%
Tax on ordinary activities at 30.0%	30.0	30.0	30.0	30.0
Permanent differences	1.6	2.0	1.2	1.2
Overseas tax rate differences	(3.5)	(4.4)	(3.0)	(3.2)
Accelerated capital allowances	(2.4)	(3.1)	(2.4)	(2.5)
Current tax losses not utilised	3.4	4.3	3.3	3.4
Other	(2.9)	(3.6)	-	-
Exceptionals, principally release relating to prior year	-	(30.9)	-	(11.3)
Total current tax	26.2	(5.7)	29.1	17.6

Note 3 – Dividends

Subject to shareholder approval, a final dividend of 9.55p per ordinary share will be payable on May 17, 2002 to those shareholders on the register at the close of business on April 19, 2002. The ordinary shares and ADSs are expected to trade ex-dividend on April 17, 2002 (April 15, 2002 for CDIs). The payment date for ADS and CDI holders is May 24, 2002.

Note 4 – Basis of preparation

The figures for the 12 months to December 31, 2000 and December 31, 2001 are abridged and have been extracted from the statutory accounts which have been, or will be in the case of December 31, 2001, filed with the Registrar of Companies on which the auditors have issued unqualified reports.

The statutory accounts have been prepared on a consistent basis with 2000, as restated for the effects of new accounting standards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC
(Registrant)

By: Graham Dransfield
Graham Dransfield
Legal Director

Date: February 21, 2002